SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TALLGRASS ENERGY, LP

(Name of the Issuer)

Tallgrass Energy, LP

Tallgrass Energy GP, LLC

Prairie Merger Sub LLC

Prairie Non-ECI Acquiror LP

Prairie ECI Acquiror LP

Prairie VCOC Acquiror LP

Prairie Secondary Acquiror LP

Prairie Secondary Acquiror E LP

Prairie GP Acquiror LLC

(Names of Persons Filing Statement)

CLASS A SHARES REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

874696107

(CUSIP Number of Class of Securities)

Christopher R. Jones Tallgrass Energy, LP 4200 W. 115th Street, Suite 350 Leawood, KS 66211 (913) 928-6060	John G. Finley The Blackstone Group Inc. 345 Park Avenue New York, NY 10154 (212) 583-5000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Mollie Duckworth Baker Botts L.L.P. 87 San Jacinto Blvd., Suite 1500 Austin, TX 78701 (512) 322-2500	Keith Fullenweider Lande Spottswood Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,500,657,730	$454,528

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on the aggregate cash payment for the proposed per-Class A share cash payment of $22.45 multiplied by 155,980,146 outstanding Class A shares of the issuer subject to the transaction (which equals to the total outstanding Class A shares less the Class A shares held by Prairie ECI Acquiror LP, Prairie Non-ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP, and Prairie Secondary Acquiror E LP) (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $454,528	Filing Party: Tallgrass Energy, LP

Form or Registration No.: Schedule 14A	Date Filed: January 21, 2020; February 11, 2020

INTRODUCTION

This Amendment No. 4 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Tallgrass Energy, LP, a Delaware limited partnership (“TGE”) and the issuer of the Class A shares representing limited partner interests in TGE (the “Class A shares”) that are subject to the Rule 13E-3 transaction; (ii) Tallgrass Energy GP, LLC, a Delaware limited liability company and the general partner of TGE (“TGE GP”); (iii) Prairie Merger Sub LLC, a Delaware limited liability company (“Buyer Sub”); (iv) Prairie Non-ECI Acquiror LP, a Delaware limited partnership; (v) Prairie ECI Acquiror LP, a Delaware limited partnership; (vi) Prairie VCOC Acquiror LP, a Delaware limited partnership; (vii) Prairie Secondary Acquiror LP, a Delaware limited partnership; (viii) Prairie Secondary Acquiror E LP, a Delaware limited partnership ((iv) through (viii) collectively, the “Sponsors”); and (ix) Prairie GP Acquiror LLC, a Delaware limited liability company (“Blackstone GP Acquiror”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” Pursuant to the Merger (as defined below), Prairie Private Acquiror LP, a Delaware limited partnership (“Buyer”) ceased to exist, and is therefore no longer a filing person.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 16, 2019 (the “Merger Agreement”), by and among TGE, TGE GP, Buyer and Buyer Sub. Pursuant to the Merger Agreement, Buyer merged with and into TGE (the “Merger”), with TGE surviving the Merger and continuing to exist as a Delaware limited partnership. At the effective time of the Merger (the “Effective Time”), each Class A share issued and outstanding as of immediately prior to the Effective Time, other than Class A shares and Class B shares representing limited partner interests in TGE (“Class B shares”) held immediately prior to the Effective Time by the Sponsors or their respective permitted transferees under that certain Equityholders Agreement, by and among Jasmine Ventures Pte. Ltd., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Blackstone Infrastructure Associates L.P., Enagas Holding USA, S.L.U, Enagas U.S.A. LLC, BIP Holdings Manager L.L.C., BIP Prairie E L.P., BIP Prairie E Manager L.L.C., Prairie Non-ECI Aggregator LP, Prairie Non-ECI Acquiror Holdco LP, Prairie Non-ECI Acquiror LP, Prairie ECI Aggregator LP, Prairie ECI Acquiror Holdco LP, Prairie ECI Acquiror LP, Prairie VCOC Aggregator LP, Prairie VCOC Acquiror Holdco LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP and Blackstone GP Acquiror, dated as of March 11, 2019 (such shares, the “Sponsor Shares”), was converted into the right to receive $22.45 in cash, paid without interest (the “Merger Consideration”). As of the Effective Time, all of the Class A shares converted into the right to receive the Merger Consideration were no longer outstanding and were automatically cancelled and ceased to exist. The Sponsor Shares, Class B shares and units representing limited liability company interests in Tallgrass Equity, LLC, a Delaware limited lability company, issued and outstanding immediately prior to the Effective Time were unaffected by the Merger and were unchanged and remain outstanding following the Effective Time. Except to the extent expressly set forth in any award of equity participation shares issued under the Tallgrass MLP GP, LLC or TGE GP long-term incentive plans (such shares, the “TGE EPSs” and such plans, the “TGE LTIPs”) granted after the date of the Merger Agreement, immediately prior to the Effective Time, each award of TGE EPSs outstanding continued to remain outstanding, subject to the terms and conditions (including with respect to vesting and forfeiture) applicable to such award immediately prior to the Effective Time, and any performance-based vesting conditions were waived as of the Effective Time. Notwithstanding anything in the TGE LTIPs or the applicable award agreement, and except to the extent otherwise expressly set forth in any award of TGE EPSs granted after the date of the Merger Agreement, each award of TGE EPSs will be settled at the time provided in the applicable award agreement in an amount of cash per TGE EPS equal to the fair market value (as defined in the applicable TGE LTIP) of a Class A share on the date of settlement. The Merger was subject to certain closing conditions, including approval by the holders of Class A shares and Class B shares (“TGE Shareholders”) representing a majority of the issued and outstanding Class A shares and Class B shares, voting as a single class, of the Merger Agreement at a special meeting of TGE Shareholders, which have been met.

The conflicts committee of the TGE GP board of directors (the “Conflicts Committee”), consisting of three independent directors, unanimously determined, based upon the facts and circumstances it deemed relevant and appropriate, that the Merger Agreement and the transactions contemplated thereby, including the Merger, were in the best interests of TGE and the TGE Shareholders other than TGE GP and its affiliates, including Buyer, Buyer Sub, the Sponsors and their respective affiliates (the “TGE Unaffiliated Shareholders”) and approved the Merger Agreement and the transactions contemplated thereby, including the Merger, such approval constituting “Special

Approval” pursuant to Section 7.9(a) of the Second Amended and Restated Agreement of Limited Partnership of TGE, dated as of July 1, 2018 (the “Partnership Agreement”). The Conflicts Committee, acting on behalf of TGE GP, in its capacity as the general partner of TGE, pursuant to the authority granted to the Conflicts Committee by the TGE GP board of directors, also directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the TGE Shareholders at a meeting in accordance with the Partnership Agreement, and recommended that the TGE Shareholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger. In determining to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C., the financial advisor to the Conflicts Committee, to the effect that, as of the date of its opinion, and based upon the assumptions made, matters considered, procedures followed, and qualifications and limitations of the review undertaken in rendering its opinion set forth therein, the Merger Consideration was fair, from a financial point of view, to the TGE Unaffiliated Shareholders.

TGE filed a notice of meeting and a proxy statement (the “Proxy Statement”) under Section 14(a) of the Exchange Act with respect to the special meeting of TGE Shareholders, at which TGE Shareholders were asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. The Proxy Statement was mailed to TGE Shareholders on or about March 17, 2020. The special meeting of the TGE Shareholders was convened on April 16, 2020 and on such date, the TGE Shareholders voted to approve the Merger Agreement and the transactions contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

This Amendment No. 4 to the Transaction Statement is being filed pursuant to Rule 13E-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety. Responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Any cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information concerning TGE contained in, or incorporated by reference into, this Transaction Statement was supplied by TGE. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented as follows:

On April 16, 2020, TGE held a special meeting of TGE Shareholders in order to vote upon a proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Merger Proposal”). At the special meeting, the Merger Proposal was approved by TGE Shareholders representing a majority of the issued and outstanding Class A shares and Class B shares, voting as a single class.

On April 17, 2020, TGE filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Buyer merged with and into TGE, with TGE continuing to exist as a Delaware partnership and a wholly owned subsidiary of the Sponsors and their co-investors and certain of their affiliates.

As a result of the Merger, the trading of Class A shares will be terminated, the Class A shares will be deregistered under the Exchange Act, and TGE’s Class A shares will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)	Definitive Proxy Statement of TGE (the “Proxy Statement”) (incorporated herein by reference to TGE’s Schedule 14A filed March 12, 2020).

(a)(2)	Letter to the TGE Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(3)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Press Release of TGE, dated December 16, 2019 (incorporated herein by reference to Exhibit 99.1 of TGE’s Current Report on Form 8-K, filed December 17, 2019).

(a)(5)	Notice of Change of Location of Special Meeting of Shareholders (incorporated herein by reference to TGE’s Schedule 14A, filed March 30, 2020).

(a)(6)	Press Release of TGE, dated March 30, 2020 (incorporated herein by reference to Exhibit 99.1 of TGE’s Current Report on Form 8-K, filed March 30, 2020).

(a)(7)	Press Release of TGE, dated April 17, 2020 (incorporated herein by reference to Exhibit 99.1 of TGE’s Current Report on Form 8-K, filed April 17, 2020).

(b)(1)	Side Letter, dated December 16, 2019, by and among Buyer, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 17 of Amendment No. 6 to Schedule 13D, filed December 18, 2019 by The Blackstone Group Inc. and certain affiliates).

(b)(2)	Debt Commitment Letter, dated December 16, 2019, by and among Buyer, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 15 of Amendment No. 6 to Schedule 13D, filed December 18, 2019 by The Blackstone Group Inc. and certain affiliates).

(b)(3)	Alternative Debt Commitment Letter, dated December 16, 2019, by and among Buyer, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. and Jefferies Finance LLC (incorporated herein by reference to Exhibit 16 of Amendment No. 6 to Schedule 13D, filed December 18, 2019 by The Blackstone Group Inc. and certain affiliates).

(b)(4)	Amended and Restated Debt Commitment Letter, dated January 24, 2020, by and among Buyer, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc. Jefferies Finance LLC, MUFG Bank, LTD and Blackstone Holdings Finance Co. L.L.C. (incorporated by reference to Exhibit 24 to Amendment No. 7 to Schedule 13D, filed February 20, 2020 by The Blackstone Group Inc. and certain affiliates).

(b)(5)	Amended and Restated Side Letter, dated January 24, 2020, by and among Buyer, Credit Suisse Loan Funding LLC, Credit Suisse AG, Citigroup Global Markets Inc., Jefferies Finance LLC, MUFG Bank, LTD and Blackstone Holdings Finance Co. L.L.C. (incorporated by reference to Exhibit 25 to Amendment No. 7 to Schedule 13D, filed February 20, 2020 by The Blackstone Group Inc. and certain affiliates).

(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)*	Presentation materials prepared by Evercore Group L.L.C., dated October 15, 2019, for the Conflicts Committee.

(c)(3)*	Presentation materials prepared by Evercore Group L.L.C., dated October 22, 2019, for the Conflicts Committee.

Exhibit No.	Description

(c)(4)*	Presentation materials prepared by Evercore Group L.L.C., dated December 5, 2019, for the Conflicts Committee.

(c)(5)*	Presentation materials prepared by Evercore Group L.L.C., dated December 9, 2019, for the Conflicts Committee.

(c)(6)*	Presentation materials prepared by Evercore Group L.L.C., dated December 16, 2019, for the Conflicts Committee.

(c)(7)*	Presentation materials prepared by Evercore Group L.L.C., dated December 16, 2019, for the Conflicts Committee.

(c)(8)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of Buyer, Buyer Sub, the Sponsors and Blackstone GP Acquiror (the “Blackstone Parties”) on a non-reliance basis.

(c)(9)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(10)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(11)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(12)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(13)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(14)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(15)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(16)*	Discussion materials of Citigroup Global Markets Inc., dated March 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(17)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(18)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(19)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(20)*	Discussion materials of Citigroup Global Markets Inc., dated April 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(21)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(22)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(23)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(24)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(25)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(c)(26)*	Discussion materials of Citigroup Global Markets Inc., dated May 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(27)*	Discussion materials of Citigroup Global Markets Inc., dated June 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(28)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(29)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(30)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(31)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(32)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(33)*	Discussion materials of Citigroup Global Markets Inc., dated July 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(34)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(35)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(36)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(37)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(38)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(39)*	Discussion materials of Citigroup Global Markets Inc., dated August 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(40)*	Discussion materials of Citigroup Global Markets Inc., dated September 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(41)*	Discussion materials of Citigroup Global Markets Inc., dated October 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(42)*	Discussion materials of Citigroup Global Markets Inc., dated October 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(43)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(44)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(45)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(46)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(47)*	Discussion materials of Citigroup Global Markets Inc., dated November 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

Exhibit No.	Description

(c)(48)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(49)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(c)(50)*	Discussion materials of Citigroup Global Markets Inc., dated December 2019, for an affiliate of the Blackstone Parties on a non-reliance basis.

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2019, by and among TGE, TGE GP, Buyer, and Buyer Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Support Agreement, dated as of December 16, 2019, by and among TGE and the Sponsors (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(3)	Equity Commitment Letter, dated December 16, 2019, by and among Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, Prairie Secondary Acquiror LP, Prairie Secondary Acquiror E LP, and L5 Investment Holdings LP and Buyer (incorporated herein by reference to Exhibit 18 of Amendment No. 6 to Schedule 13D, filed December 18, 2019 by The Blackstone Group Inc. and certain affiliates).

(d)(4)	Limited Guaranty, dated as of December 16, 2019, by Blackstone Infrastructure Prairie Partners L.P., BIP Aggregator (USRPHC) L.P., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Jasmine Ventures Pte. Ltd., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC and L5 Investment Holdings LP in favor of TGE (incorporated herein by reference to Exhibit 21 of Amendment No. 6 to Schedule 13D, filed December 18, 2019 by The Blackstone Group Inc. and certain affiliates).

(d)(5)	Purchase Agreement, dated January 30, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, William R. Moler Revocable Trust and David G. Dehaemers, Jr. Revocable Trust, as Sellers, and Blackstone GP Acquiror, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as Acquirors, and David G Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives (incorporated by reference to Exhibit 8 to Tallgrass KC, LLC’s Amendment No. 3 to Schedule 13D filed February 1, 2019).

(d)(6)	Credit Agreement, dated March 11, 2019, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as borrowers, Blackstone GP Acquiror, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated herein by reference to Exhibit 2 of Schedule 13D, filed March 11, 2019 by The Blackstone Group Inc. and certain affiliates).

(d)(6)	Form of Side Letter Agreement, dated January 30, 2019, between Blackstone GP Acquiror and each of David G. Dehaemers, Jr., Gary J. Brauchle, Doug Johnson, William R. Moler, Christopher R. Jones and Eric V. Westphal (incorporated herein by reference to Exhibit 4 of Schedule 13D, filed March 11, 2019 by The Blackstone Group Inc. and certain affiliates).

(d)(7)	Amended and Restated Registration Rights Agreement, dated March 11, 2019, by and among TGE, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP (incorporated herein by reference to Exhibit 9 of Schedule 13D, filed March 11, 2019 by The Blackstone Group Inc. and certain affiliates).

Exhibit No.	Description

(d)(8)	Equityholders Agreement, dated March 11, 2019, by and among Jasmine Ventures Pte. Ltd., BIP Aggregator Q L.P., Blackstone Infrastructure Partners – V L.P., Blackstone Infrastructure Associates L.P., Enagas Holding USA, S.L.U., Enagas U.S.A. LLC, BIP Holdings Manager L.L.C., BIP Prairie E L.P., BIP Prairie E Manager L.L.C., Prairie Non-ECI Aggregator LP, Prairie Non-ECI Acquiror Holdco LP, Prairie Non-ECI Acquiror LP, Prairie ECI Aggregator LP, Prairie ECI Acquiror Holdco LP, Prairie ECI Acquiror LP, Prairie VCOC Aggregator LP, Prairie VCOC Acquiror Holdco LP, Prairie VCOC Acquiror LP, Prairie Secondary Acquiror LP, and Blackstone GP Acquiror (incorporated herein by reference to Exhibit 10 of Schedule 13D, filed March 11, 2019 by The Blackstone Group Inc. and certain affiliates).

(d)(9)	Amendment No. 1 to Credit Agreement, dated February 4, 2020, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP and Prairie Non-ECI Acquiror LP, as borrowers, Blackstone GP Acquiror, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 22 to Amendment No. 7 to Schedule 13D, filed February 20, 2020 by The Blackstone Group Inc. and certain affiliates).

(d)(10)	Incremental Amendment No. 1 to Credit Agreement, dated February 14, 2020, by and among Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Buyer Sub and Prairie Non-ECI Acquiror LP, as borrowers, Blackstone GP Acquiror, as subsidiary guarantor, Prairie ECI Acquiror Holdco LP, Prairie VCOC Acquiror Holdco LP, Buyer and Prairie Non-ECI Acquiror Holdco LP, as parent guarantors, BIP Holdings Manager L.L.C., as parent pledgor, Credit Suisse AG, as administrative agent and collateral agent, and the lenders from time to time party thereto (incorporated by reference to Exhibit 23 to Amendment No. 7 to Schedule 13D, filed February 20, 2020 by The Blackstone Group Inc. and certain affiliates).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of TGE, dated as of July 1, 2018 (incorporated herein by reference to Exhibit 3.3 of the Quarterly Report on Form 10-Q filed by TGE with the SEC on July 2, 2018).

(f)(2)*	Delaware Code Title 6 § 17-212.

(g)	None.

*	Previously filed

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 17, 2020

TALLGRASS ENERGY, LP

By:	Tallgrass Energy GP, LLC, its general partner

By:	/s/ William R. Moler
Name:	William R. Moler
Title:	Chief Executive Officer

TALLGRASS ENERGY GP, LLC

By:	/s/ William R. Moler
Name:	William R. Moler
Title:	Chief Executive Officer

PRAIRIE MERGER SUB LLC

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE ECI ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

Signature Page to Schedule 13E-3

PRAIRIE VCOC ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

PRAIRIE GP ACQUIROR LLC

By:	Prairie ECI Acquiror LP, its managing member

By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name:	Sean Klimczak
Title:	Senior Managing Director

Signature Page to Schedule 13E-3